st.george

RECEIVED

2007 NOV -1 P 2:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

*Postal Address:*
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

16 October 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

07027705

Attention: SEC Filing Desk

SUPPL

Dear Sir

**St.George Bank Limited: 12g3-2(b) Information - File No.82-3809**

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Appendix 3B
- ASIC Forms 208 & 484
- Shareholder mailing

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
**General Counsel and Secretary**

PROCESSED
NOV 0 6 2007
THOMSON
FINANCIAL

11/5

ST03292 C10/03

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| ST.GEORGE BANK LIMITED |
|---|

ABN

| 92 055 513 070 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares. |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 350 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes, with existing fully paid ordinary shares. |
| 5 | Issue price or consideration | Nil |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Shares issued under the St.George Bank Executive Performance Share Plan. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 2 October 2007 |

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 532,562,658 | Ordinary Shares |
| 3,500,000 | SAINTS |
| 1,500,000 | SPS |
| 3,250,000 | CPS |
| 2,956 | Redeemable Preference Borrower Shares |
| 214,210 | Redeemable Preference Depositor Shares |
| 90,000 | Floating Rate Transferable Deposits due 8 April 2011 |
| 40,000 | Fixed Rate Transferable Deposits due 8 April 2011 |
| 45,000 | Floating Rate Transferable Deposits due 28 November 2011 |
| 15,000 | Fixed Rate Transferable Deposits due 28 November 2011 |

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| | |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

| |
|---|
| To be treated in the same manner as other quoted ordinary shares. |

## Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 10/10/07

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

lodging party or agent name St George Bank Limited
office, level, building name or PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **208**

Notification of

# details of shares issued other than for cash

Corporations Act 2001
**117(2), 163(3), 254X(1), 601BC(2)**

company name St George Bank Limited
A.C.N. 92 055 513 070

## Details of the shares issued

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| Ord. | 350 | 2/10/07 |
| | | |
| | | |

## Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.**

or

☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

| | | |
|---|---|---|
| amount paid in cash | $ | |
| amount deemed as paid in shares issued | $ | |
| amount of debt released or liabilities assumed (including mortgages on the property) | $ | |
| **TOTAL purchase price** | **$** | |

☑ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: Shares issued to St George Bank staff under the terms of the Executive Performance Share Plan approved by shareholders at the St George Bank Annual General meeting held on February 1998.

## Signature

I certify that the information in this form is true and complete.

print name Michael Harold See Bowan capacity Secretary

**sign here**

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

7/10/07.

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

# Change to company details

**Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:**

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

**If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement**

## Company details

Refer to guide for information about corporate key

Company name
St George Bank Ltd

ACN/ABN
92 055 513 070

Corporate key
99285736

## Lodgement details

**Who should ASIC contact if there is a query about this form?**

Name
Eleanor Hamilton

ASIC registered agent number (if applicable)
14475

Telephone number
02 9236 2832

Postal address
Level 8 182 George St
Sydney NSW 2000

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

## Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Michael Harold See Bowan

Capacity
- [ ] Director
- [ ] Company secretary

Signature

Date signed
16/10/07
[D D] [M M] [Y Y]

## Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

**For help or more information**
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

## C2 Issue of shares

List details of new share issues in the following table.

| Share class code | Number of shares issued | Amount paid per share | Amount unpaid per share |
|---|---|---|---|
| Ord | 350 | Nil | Nil |
| | | | |
| | | | |
| | | | |
| | | | |

**Earliest date of change**

Please indicate the earliest date that any of the above changes occurred

02/10/07

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☑ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

## C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

| Share class code | Full title if not standard | Total number of shares (current after changes) | Total amount paid on these shares | Total amount unpaid on these shares |
|---|---|---|---|---|
| Ord | | 532562658 | F P | Nil |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

**Earliest date of change**

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

02/10/07

## Lodgement details

**Is this document being lodged to update the Annual Company Statement that was sent to you?**

☐ Yes

☒ No

# Section C completion guide

**Standard share codes**
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

| Share class code | Full title | Share class code | Full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founder's | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

**Sections to complete**
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

| | C1 - Cancellation of shares | C2 - Issue of shares | C3 - Change to share structure table | C4 - Change to members register |
|---|---|---|---|---|
| **Issue of shares** | | | | |
| ☐ Proprietary company | Not required | ✓ | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | ✓ | ✓ | ✓ |
| ☑ if not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| **Cancellation of shares** | | | | |
| ☐ Proprietary company | ✓ | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | ✓ | Not required | Not required | Not required |
| **Transfer of shares** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to amounts paid** | | | | |
| ☐ Proprietary company | Not required | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to beneficial ownership** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

st.george

To: **Companies Announcements**
**Australian Stock Exchange Limited**

| | |
|---|---|
| Company Name: | ST.GEORGE BANK LIMITED |
| ABN: | 92 055 513 070 |
| Pages (Includes this page): | 4 |
| Contact Officer: | Michael Bowan |
| Contact Telephone: | (02) 9236 1278 |
| Facsimile: | (02) 9236 1899 |
| Subject: | **Shareholder Mailing** |
| Date Sent: | 15 October 2007 |

Please find attached information to be distributed to St.George Bank shareholders today.

Yours sincerely

Michael Bowan
**General Counsel and Secretary**

st.george

St.George Bank Limited
ABN 92 055 513 070

INVESTOR CENTRE
www.investorcentre.com/au

FOR ALL ENQUIRIES CALL:
(within Australia) 1800 804 457
(outside Australia) +61 3 9415 4024

ALL CORRESPONDENCE TO:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Facsimile +61 3 9473 2500

000001
000
SGBRM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

15 October 2007

## ST.GEORGE ANNUAL REPORT – IMPORTANT INFORMATION

### Change in Government Legislation

There have been recent changes to Government legislation with regard to mailing of companies' annual reports. As a result the way St.George provides its end of year reporting to shareholders has now changed. Please read the information below carefully to ensure you receive our end of year correspondence in a manner suitable to your requirements.

### St.George intends to:

- Advise all shareholders when our Annual Report will become accessible on our website.
- Send an electronic link of our online Annual Report to shareholders who wish to be notified electronically.
- Send a hard copy Annual Report (that combines the current Concise and Financial Reports) to shareholders who request to receive one.
- Send the Shareholder Update to all shareholders unless they request **not** to receive it.

### Shareholder Update

The St.George Bank Shareholder Update "Update" will contain Reports from your Chairman and Managing Director and CEO, as well as a summary of our financial results and will be sent to shareholders twice a year.

### Electronic Communication

St.George would like to encourage our shareholders to be Greener Dragons. It is open to you to decide whether or not you want to receive your copy of the Annual Report. If you do, I would strongly recommend that you elect to receive it electronically. Not only does online communication result in savings to St.George, it helps to save our environment as well.

### What Do I Need to Do?

**If you do not wish to receive a copy of the St.George Bank Annual Report you do not have to do anything.**

If you wish to receive a copy of the **St.George Bank Annual Report**, either by hard copy or electronically, please refer overleaf for instruction.

If you **do not** wish to receive a copy of the **Shareholder Update**, please mark the box provided overleaf and return to Computershare in the envelope provided.

Yours faithfully

John M Thame
**Chairman**

# YOUR ANNUAL REPORT OPTIONS

OPTION 1

## Elect to receive an email when your annual report becomes available online

**Please enter your email address below** and send this form back in the enclosed reply paid envelope.

@

Please provide your mobile phone number in the event we need to contact you about your securityholding

**OR**

**visit www.investorcentre.com/au** and provide your email address. If you are new to the Investor Centre website, simply click 'Register Now' and enter the security information provided below.

**SRN/HIN:**

**POST CODE:** 3030

! FOR SECURITY REASONS IT IS IMPORTANT THAT YOU KEEP YOUR SRN/HIN CONFIDENTIAL.

**Investor Centre provides you with a complete range of shareholder services**

- ☑ Check the value of your shareholding and review your transaction history.
- ☑ Update your shareholder information online.
- ☑ Manage all your shareholdings with a free Investor Centre Portfolio registration.

OPTION 2

## Elect to continue receiving a printed copy of the annual report or NOT to receive the shareholder update

To receive a printed copy of the annual report or NOT to receive the shareholder update please mark the relevant box below with an 'X' and send this form back in the enclosed reply paid envelope.

☐ **ANNUAL REPORT**
Our annual report with detailed financial, remuneration and governance information.

☐ **NO SHAREHOLDER UPDATE**

**If you take no action, information on accessing your annual report online will be provided in your AGM mail pack.**

000001 000 SGBRM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

I ND

Computershare

SGB SGBAL 018455-V3

St. George Bank Limited
ABN 92 055 513 070

Computershare
INVESTOR CENTRE
www.investorcentre.com/au

FOR ALL ENQUIRIES CALL:
(within Australia) 1800 804 457
(outside Australia) +61 3 9415 4024

ALL CORRESPONDENCE TO:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Facsimile +61 3 9473 2500

# An Important Notice Regarding a Change to St.George's Dividend Reinvestment Plan

As you may be aware, St.George operates a Dividend Reinvestment Plan (***DRP***) in which holders of ordinary shares (***Shareholders***) resident in Australia may participate. The Terms and Conditions of the DRP are available on St.George's website at www.stgeorge.com.au/drp

The purpose of this notice is to inform you as a Shareholder that the Terms and Conditions of the DRP will be changed by St.George effective from 28 November 2007. The change will apply for the final 2007 dividend payable 18 December 2007 and for all subsequent dividends.

The change to be made to the Terms and Conditions of the DRP is to delete the definition of "Market Price" in clause 1.1 and replace it with the following:

> **Market Price** means the average of each trading day's volume weighted average price (expressed in terms of cents and with fractions of cents rounded to the nearest full cent) of all the ordinary shares of St.George sold on the Australian Securities Exchange during the 15 days of trading commencing on the second day after the record date for determination of entitlement to the relevant dividend.

**Explanation**

Currently, the price of the ordinary shares issued to Shareholders under the DRP is calculated using the market volume weighted average price of St.George ordinary shares over a 10-day pricing period, being the 10 trading days commencing on the second trading day after the relevant record date.

The change set out above will provide St.George with more flexibility in managing its ongoing capital requirements including underwriting its DRP when required.

After 28 November 2007, for all dividends payable to Shareholders in ordinary shares under the DRP, St.George will use the average of each trading day's volume weighted average price of St.George ordinary shares on the Australian Securities Exchange over a 15-day pricing period to calculate the price at which the ordinary shares will be issued. The 15-day pricing period will commence on the second trading day after the relevant record date.

**To apply, change or withdraw your participation**

If Shareholders resident in Australia wish to apply to participate in the DRP, or notify St.George of an intention to change or withdraw their DRP participation, they may do so by contacting St.George's share registry, Computershare, on **1800 804 457**. For an application, change or withdrawal of DRP participation to be effective for a particular dividend payment, it must be received by 5pm on the record date for that dividend payment.



END